ATHERSYS, INC.

3201 Carnegie Avenue

Cleveland, Ohio 44115-2634

December 22, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Jennifer Riegel, Special Counsel

Laura Crotty, Staff Attorney

Re:	Athersys, Inc.

Registration Statement on Form S-1

Filed December 9, 2011

File No. 333-178418

Ladies and Gentlemen:

Athersys, Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2011 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed December 9, 2011.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

General

1.	In view of the large number of shares offered by the selling stockholder in relation to the number of outstanding shares of common stock held by non-affiliates of the company, we view the transaction to be a primary offering. Accordingly, you must reduce the size of the offering or it cannot proceed on an at-the-market basis. If you do not reduce the size of the offering, you must set a fixed price for the shares to be offered.

Response:

The Company respectfully submits that the transaction set forth in the Registration Statement relates to the offering of securities solely by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary, as discussed in greater detail below, and, therefore, is eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i) promulgated under the Securities Act.

United States Securities and Exchange Commission

Division of Corporation Finance

December 22, 2011

Background

The Company became public in June 2007 through a reverse merger. The Company listed its common stock on the NASDAQ Capital Market under the ticker symbol “ATHX” on December 12, 2007. As of November 30, 2011, the Company had 24,487,260 shares of common stock outstanding. Of those 24,487,260 shares, 1,946,093 were held by affiliates of the Company, including the directors and officers of the Company and Radius Venture Partners and its affiliates (collectively, “Radius”), and 22,541,167 shares are held by persons other than affiliates of the Company.

Aspire Capital, LLC (“Aspire”) is an institutional investor that invests in a wide range of companies and industries emphasizing life sciences, energy and technology companies. Prior to entering into a common stock purchase agreement (the “Purchase Agreement”) with the Company on November 11, 2011, Aspire beneficially owned 333,000 shares of common stock and warrants to purchase an additional 99,900 shares of common stock of the Company purchased in February 2011 in a registered direct offering (Registration No. 333-164336). Prior to that transaction, Aspire was not affiliated with the Company or any of its officers, directors, or any greater than 5% holders of the Company’s outstanding shares of common stock. Aspire acquired an additional 266,667 shares of the Company’s common stock as a commitment fee for entering into the Purchase Agreement and purchased an additional 666,667 shares for an aggregate purchase price of $1.0 million. Pursuant to that agreement, once the Registration Statement is declared effective, the Company may sell up to an additional 7,066,666 shares to Aspire pursuant to the terms of the Purchase Agreement. The 8,000,000 shares that are the subject of the Registration Statement would equal 32.7% of the currently outstanding shares (or 35.5% of the shares held by non-affiliates) if sold and issued in full to Aspire.

Staff Guidance

Rule 415(a)(1)(i) promulgated under the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. As stated in the Registration Statement, the securities are being registered for resale or other disposition by the selling stockholder, Aspire. Proceeds from the sale of any securities are solely for the account of Aspire, although the Company may receive proceeds of up to $20.0 million from the sale of shares to Aspire pursuant to the terms of the Purchase Agreement. With regard to the Staff’s comment, we note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling shareholders have held the shares,

2.	the circumstances under which they received them,

3.	their relationship to the issuer,

4.	the amount of shares involved,

United States Securities and Exchange Commission

Division of Corporation Finance

December 22, 2011

5.	whether the sellers are in the business of underwriting securities, and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

As detailed below, after considering the above factors, we respectfully submit that the proposed registration is eligible to be made on a shelf basis under Rule 415(a)(1)(i) promulgated under the Securities Act.

Analysis

Each of the six factors of C&DI 612.09 is discussed below.

A.	The Period for which the Selling Stockholder has Held the Shares

Of the 8,000,000 shares being registered pursuant to the Registration Statement, 266,667 shares were issued in connection with Aspire’s entry into the Purchase Agreement, 666,667 shares were sold to Aspire for a purchase price of $1.0 million upon entry into the Purchase Agreement, and the remaining shares may be sold to Aspire, and all may be subsequently resold under the Registration Statement, over a period of approximately 24 months from the date the Registration Statement is declared effective. In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering” through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, the selling stockholder has accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the shares currently held and those that the Company may choose, in its sole discretion, to put to the selling stockholder pursuant to the terms of that agreement.

B.	The Circumstances under which the Selling Stockholder Received the Shares

Aspire obtained the shares offered in the Registration Statement through a privately negotiated transaction completed at arm’s length prior to the filing of the Registration Statement. Although Aspire is required by the Staff to include disclosure that it is “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, Aspire may purchase shares put to it by the Company at a slight discount; however, Aspire is required to take the securities put to it by the Company under the Purchase Agreement and there is no agreement or arrangement regarding the price at which Aspire will resell such shares to the public pursuant to the Registration Statement. Additionally, Aspire is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Company’s common stock or (ii) hedging transaction, which establishes a net short position with respect to the Company’s common stock. As such, unlike a traditional underwriter, Aspire is taking investment risk with regard to the securities it will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any shares it purchases pursuant to the Purchase Agreement; indeed, Aspire is at risk that it may incur a loss in the resale of those shares.

United States Securities and Exchange Commission

Division of Corporation Finance

December 22, 2011

C.	The Selling Stockholder’s Relationship to the Issuer

Aspire is not an affiliate of the Company or a broker-dealer or an affiliate of a broker-dealer. The only relationship between Aspire and the Company is simply an issuer-stockholder relationship, as Aspire is not an “affiliate” of the Company (as that term is defined in Rule 405 promulgated under the Securities Act) and has no affiliation with any officer, director or greater than 5% beneficial owner of the Company’s stock. Under the Purchase Agreement, Aspire has agreed to acquire the Company’s securities for investment purposes as a principal, not as an agent, and is at market risk for all shares purchased as part of its investment. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, the proceeds of sale by the Company to Aspire are not dependent on the price at which Aspire ultimately sells the shares pursuant to the Registration Statement.

Aspire currently owns slightly more than 5% of the Company’s common stock. However, there are currently three other stockholders (OrbiMed Advisors LLC and affiliates – 9.7%, Radius – 9.5% and Angiotech Pharmaceuticals, Inc. – 7.7%) that each beneficially owns more of the Company’s common stock than Aspire. Collectively, these three stockholders own approximately 26.9% of the Company’s common stock. Additionally, Radius has a contractual right to nominate one member of the Company’s board of directors. Accordingly, the Company does not view Aspire as an affiliate, and would not view Aspire as an affiliate even if its ownership of the Company’s common stock were to increase, given its lack of ability to control the Company, directly or indirectly.

In addition, Aspire has not, and will not, receive a commission or any other remuneration from the Company if and when the additional shares are sold to Aspire under the Purchase Agreement. Aspire will be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers it engages to assist in selling any securities, as applicable. Aspire will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not obtain any direct or indirect benefit from any amounts received from those sales.

D.	The Amount of Shares to be Sold by the Selling Stockholder

As of November 30, 2011, the Company had 24,487,260 shares of common stock outstanding. Of such shares, the Company believes approximately 22,541,167 shares are held by non-affiliates of the Company. The selling stockholder seeks to register 8,000,000 common shares pursuant to the Registration Statement, constituting approximately 32.7% of the total outstanding shares and 35.5% of the shares held by non-affiliates. In the context of convertible securities that have the potential for a significant, but undefined, dilutive effects on existing stockholders, the Staff has expressed concerns that a registered resale transaction involving more than 33% of the issuer’s outstanding shares held by non-affiliates may constitute a primary offering on behalf of the issuer. This Staff position is limited to resales of securities underlying convertible securities, which present significant policy issues that are not present in the transaction being registered in the Registration Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

December 22, 2011

Puts Under the Purchase Agreement

The Purchase Agreement permits the Company, in its sole discretion, to put shares to Aspire at a price tied directly to the market price of the common stock. When the Company gives notice to Aspire of a put, the Company will either know the exact price at which such shares will be purchased by Aspire (in the case of a Regular Purchase) or can establish a minimum purchase price (in the case of a VWAP Purchase). Also, under a Regular Purchase, the purchase price is determined prior to the time any shares will be issued to Aspire. As Aspire is prohibited from effecting short sales (or any other hedging transactions) in the Company’s securities, this provision provides a fundamental economic incentive to Aspire to avoid selling into the market if it would cause downward pressure on the stock price. The Company is also prohibited from putting shares to Aspire if such put would cause Aspire to beneficially own more than 19.99% of the Company’s then-outstanding common stock. Finally, the Purchase Agreement includes a Floor Price, which prohibits any sales by the Company on days that the stock price closes below a specified price. These provisions allay any potential concerns that the transaction contemplated under the Purchase Agreement could have a “toxic” effect to existing stockholders.

For this and the other factors discussed herein, the Company respectfully submits that the resale transaction registered in the Registration Statement should not be re-characterized as a primary offering.

E.	The Selling Stockholder is not in the Business of Underwriting Securities

Aspire is not in the business of underwriting securities and is not a registered broker-dealer. In fact, Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company and a long history of maintaining ownership interest in the companies with which it engages in those transactions.

F.	Under all of the Circumstances, the Selling Stockholder is Not Acting as a Conduit for the Company

Aspire is an investor in the Company and has agreed to incur the economic risk for its investment over the term of the Purchase Agreement. In contrast, an underwriter typically desires to sell shares before it even acquires them to eliminate market risk, among other reasons.

C&DI 139.13 sets forth the Staff’s view as to when an offering of securities by a selling stockholder may be characterized as an indirect primary offering. Specifically, a company must meet the following conditions:

•	it must “complete” the private transaction of all of the securities it is registering for “resale” prior to the filing of the registration statement;

•	the “resale” registration statement must be on the form that the company is eligible to use for a primary offering; and

•	the investor(s) must be identified as underwriter(s) in the prospectus, as well as selling stockholder(s).

United States Securities and Exchange Commission

Division of Corporation Finance

December 22, 2011

We respectfully submit that the Company met the requirements set forth above such that the offering set forth in the Registration Statement is properly characterized as an indirect primary offering. In addition, we believe that this transaction is eligible to be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) promulgated under the Securities Act because the Company is seeking to register less than 36% of the currently outstanding common stock held by non-affiliates and because Aspire is not an affiliate of the Company, is not acting on behalf of the Company or any of its affiliates, and is not a broker-dealer or in the business of acting as one.

Based on the facts and circumstances described above, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) promulgated under the Securities Act.

2.	We note the following statement in Section 11(g) of the Common Stock Purchase Agreement filed as Exhibit 10.1: “The Buyer may not assign its rights or obligations under the agreement.” Please amend your registration statement to clearly state that Aspire Capital Fund, LLC’s obligations under the Common Stock Purchase Agreement are not transferrable.

Response:

In its next amendment to the Registration Statement, the Company will include a statement to clearly state that Aspire Capital Fund, LLC’s obligations under the Common Stock Purchase Agreement are not transferrable.

*    *    *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-426-3565.

Sincerely,

/s/ Gil Van Bokkelen

Gil Van Bokkelen

Chief Executive Officer